Commission File Number 001-31914

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

June 13, 2007

China Life Insurance Company Limited

(Translation of registrant’s name into English)

16 Chaowai Avenue

Chaoyang District

Beijing 100020, China

Tel: (86-10) 8565-9999

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Commission File Number 001-31914

China Life Insurance Company Limited issued an announcement on June 13, 2007, a copy of which is attached as Exhibit 99.1 hereto.

EXHIBIT LIST

Exhibit	Description
99.1	Announcement, dated June 12, 2007

Commission File Number 001-31914

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Life Insurance Company Limited
(Registrant)

	By:	/s/ Wan Feng
(Signature)

June 13, 2007	Name:	Wan Feng
	Title:	Vice President and Executive Director Acting Chief Executive Officer

Commission File Number 001-31914

EXHIBIT 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the
People’s Republic of China with limited liability)
(the “Company”)
(Stock code: 02628)

ANNOUNCEMENT OF THE RESOLUTIONS PASSED AT THE

ANNUAL GENERAL MEETING AND DISTRIBUTION OF FINAL DIVIDEND

•

The Board of Directors of China Life Insurance Company Limited (the “Company”) announces the poll results in respect of the resolutions proposed at the annual general meeting of the Company held on June 12, 2007.

•	Final dividend of the Company for the year ended December 31, 2006 will be distributed on or before July 27, 2007.

VOTING RESULTS AT THE ANNUAL GENERAL MEETING DATED JUNE 12, 2007

The annual general meeting of the Company (the “AGM”) was held at Shenzhen Room, Wuzhou Guest House, 6001 Shennan Road, Futian District, Shenzhen, the People’s Republic of China (the “PRC”) on Tuesday, June 12, 2007 at 9:00 a.m..

There were a total of 28,264,705,000 shares, representing 100% of the total issued share capital of the Company, entitled to attend and vote for or against the resolutions considered at the AGM. There were no restrictions on any shareholder casting votes on any of the proposed resolutions at the AGM. The shareholders and authorized proxies holding an aggregate of 20,871,224,884 shares, representing 73.8420% of the total voting shares of the Company were present at the AGM. The meeting was convened in accordance with the requirements of the Company Law of the PRC and the Articles of Association of the Company. The AGM was chaired by Mr. Yang Chao, Chairman of the Board of Directors of the Company.

At the AGM, the Chairman demanded a poll vote in respect of the resolutions set out in the notice of the AGM dated April 27, 2007.

The poll results in respect of the resolutions proposed at the AGM are as follows:

Resolutions	No. of Votes (%)		Total Number of Votes
	For	Against
I. As ordinary resolutions:

1. To review and approve the Report of the Board of Directors of the Company for the year 2006.	20,675,701,815 (99.9975%)	523,870 (0.0025%)	20,676,225,685

The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

2. To review and approve the Report of the Supervisory Committee of the Company for the year 2006.	20,675,608,515 (99.9977%)	470,860 (0.0023%)	20,676,079,375

The resolution was duly passed as an ordinary resolution.

3. To review and approve the audited Financial Statements of the Company and the Auditors’ Report for the year ended December 31, 2006.	20,682,090,125 (99.9978%)	453,475 (0.0022%)	20,682,543,600

The resolution was duly passed as an ordinary resolution.

4. To review and approve the profit distribution and cash dividend distribution plan of the Company for the year 2006.	20,869,455,679 (99.9978%)	465,630 (0.0022%)	20,869,921,309

The resolution was duly passed as an ordinary resolution.

5. To review and approve the remuneration of the Directors and Supervisors of the Company.	20,860,579,449 (99.9524%)	9,929,790 (0.0476%)	20,870,509,239

The resolution was duly passed as an ordinary resolution.

6. To approve the purchase of liability insurance for the Company’s Directors and management and to authorize the Board of Directors of the Company to organise and implement it.	19,837,711,750 (96.1066%)	803,647,115 (3.8934%)	20,641,358,865

The resolution was duly passed as an ordinary resolution.

7. To approve the re-appointment of PricewaterhouseCoopers Zhong Tian CPAs Company Limited, Certified Public Accountants, and PricewaterhouseCoopers, Certified Public Accountants, respectively as the PRC auditors and international auditors of the Company for the year 2007 and to authorize the Board of Directors of the Company to determine their remuneration.	20,870,036,844 (99.9971%)	603,415 (0.0029%)	20,870,640,259

The resolution was duly passed as an ordinary resolution.

Commission File Number 001-31914

II. As special resolution:

8. To give a general mandate to the Board of Directors of the Company to issue new domestic shares and new H shares of not more than 20% of each class of the domestic shares and H shares of the Company in issue as at the date of passing this resolution.	19,788,050,880 (94.8102%)	1,083,174,004 (5.1898%)	20,871,224,884

The resolution was duly passed as a special resolution.

The full text of the resolutions is set out in the notice of the AGM dated April 27, 2007.

Computershare Hong Kong Investor Services Limited, the Company’s H share registrar, in conjunction with King & Wood, the Company’s PRC legal advisers, acted as scrutineers for the vote-taking at the AGM.

DISTRIBUTION OF FINAL DIVIDEND

Details relating to payment of final dividend of the Company for the year ended December 31, 2006 to H share shareholders of the Company are as follows:

The Company will distribute a final dividend of RMB0.14 per share (equivalent to HK$0.142857 per share) (inclusive of applicable tax) for the year ended December 31, 2006 to H share shareholders whose names appeared on the register of members of H shares of the Company on Tuesday, July 3, 2007.

The H share register of members will be closed for the purpose of determining H share shareholders’ entitlement to receive the dividend, from Thursday, June 28, 2007 to Tuesday, July 3, 2007 (both days inclusive), during which period no transfer of shares will be registered. In order to be entitled to the dividend, H share shareholders should ensure that all transfer documents, accompanied by the relevant share certificates are lodged with the Company’s H share registrar, Computershare Hong Kong Investor Services Limited, at Room 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not later than 4:30 p.m. on Wednesday, June 27, 2007.

According to the Articles of Association of the Company, dividends will be denominated and declared in Renminbi. Dividends on H shares will be paid in Hong Kong dollars. The relevant exchange rate will be the average closing rate of Renminbi to Hong Kong dollars as announced by the People’s Bank of China for the week prior to the date of declaration of dividend (RMB0.980002 equivalent to HK$1.00).

The Company has appointed Hang Seng Bank (Trustee) Limited as the receiving agent in Hong Kong (the “Receiving Agent”) and will pay to the Receiving Agent the final dividend declared for payment to holders of H shares. The final dividend will be distributed by the Receiving Agent on or before July 27, 2007. Relevant cheques will be dispatched to holders of H shares entitled to receive such dividend by ordinary post at their own risk.

The Company will announce separately on the Shanghai Stock Exchange details of the arrangement regarding the distribution of 2006 final dividend to A share shareholders.

By Order of the Board of Directors

China Life Insurance Company Limited

Heng Kwoo Seng

Company Secretary

Commission File Number 001-31914

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Chao, Wan Feng
Non-executive Directors:	Shi Guoqing, Zhuang Zuojin
Independent non-executive Directors:	Long Yongtu, Sun Shuyi,
Ma Yongwei, Chau Tak Hay,
Cai Rang, Ngai Wai Fung

Hong Kong, June 12, 2007